QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

☐ CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
PURSUANT TO SECTION 305(b)(2)

SUNTRUST BANK
(Exact name of trustee as specified in its charter)

State of Georgia	58-0466330
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)
303 PEACHTREE STREET, N.E. 30TH FLOOR ATLANTA, GEORGIA (Address of principal executive offices)	30308 (Zip Code)
GEORGE HOGAN SUNTRUST BANK 25 PARK PLACE, N.E. 24TH FLOOR ATLANTA, GEORGIA 30303-2900 404-588-7591 (Agent for Service)

MAGELLAN MIDSTREAM PARTNERS, L.P.
(Exact name of obligor as specified in its charter)

Delaware	73-1599053
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
ONE WILLIAMS CENTER TULSA, OKLAHOMA	74172
(Address of principal executive offices)	(Zip code)

SENIOR DEBT SECURITIES
(Title of the indenture securities)

Item 1. General Information. Furnish the following information as to the trustee:

  (a)
  Name and address of each examining or supervising authority to which it is subject.

      DEPARTMENT OF BANKING AND FINANCE,
      STATE OF GEORGIA
      2990 BRANDYWINE ROAD, SUITE 200
      ATLANTA, GEORGIA 30341-5565

      FEDERAL RESERVE BANK OF ATLANTA
      1000 PEACHTREE STREET, N.E.
      ATLANTA, GEORGIA 30309-4470

      FEDERAL DEPOSIT INSURANCE CORPORATION
      550 17TH STREET, N.W.
      WASHINGTON, D.C. 20429-9990

  (b)
  Whether it is authorized to exercise corporate trust powers.

      THE TRUSTEE IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

        None with respect to the trustee.

Items 3-12. NO RESPONSES ARE INCLUDED FOR ITEMS 3 THROUGH AND INCLUDING 12.

  RESPONSES TO THOSE ITEMS ARE NOT REQUIRED BECAUSE, AS PROVIDED IN GENERAL INSTRUCTION B AND AS SET FORTH IN ITEM 13(B) BELOW, THE OBLIGOR IS NOT IN DEFAULT WITH RESPECT TO ANY SECURITIES ISSUED PURSUANT TO ANY INDENTURE UNDER WHICH SUNTRUST BANK IS TRUSTEE.

Item 13. Defaults by the Obligor.

        (a)   State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

    THERE IS NOT AND HAS NOT BEEN ANY DEFAULT UNDER THIS INDENTURE.

        (b)   If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is a trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

    THERE HAS NOT BEEN ANY DEFAULT UNDER ANY INDENTURE.

Items 14-15. NO RESPONSES ARE INCLUDED FOR ITEMS 14 AND 15.

        RESPONSES TO THOSE ITEMS ARE NOT REQUIRED BECAUSE, AS PROVIDED IN GENERAL INSTRUCTION B AND AS SET FORTH IN ITEM 13(B) ABOVE, THE OBLIGOR IS NOT IN DEFAULT WITH RESPECT TO ANY SECURITIES ISSUED PURSUANT TO ANY INDENTURE UNDER WHICH SUNTRUST BANK IS TRUSTEE.

2

Item 16. List of Exhibits.

        List below all exhibits filed as a part of this statement of eligibility; exhibits identified in parentheses are filed with the Commission and are incorporated herein by reference as exhibits hereto pursuant to Rule 7a-29 under the Trust Indenture Act of 1939, as amended, and Rule 24 of the Commission's Rules of Practice.

        (1)   A copy of the Articles of Amendment and Restated Articles of Incorporation of the trustee as now in effect (Exhibit 1 to Form T-1, Registration No. 333-104621 filed by AMVESCAP PLC).

        (2)   A copy of the certificate of authority of the trustee to commence business (Exhibit 2 to Form T-1, Registration No. 333-32106 filed by Sabre Holdings Corporation).

        (3)   A copy of the authorization of the trustee to exercise corporate trust powers (Exhibits 2 and 3 to Form T-1, Registration No. 333-32106 filed by Sabre Holdings Corporation).

        (4)   A copy of the existing by-laws of the trustee (as amended and restated August 13, 2002) (Exhibit 4 to Form T-1, Registration No. 333-104621 filed by AMVESCAP PLC).

        (5)   Not applicable.

        (6)   The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939.

        (7)   A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority as of the close of business on December 31, 2003 (Exhibit 7 to Form T-1, Registration No. 333-96565 filed by Cooper Cameron Corporation).

        (8)   Not applicable.

        (9)   Not applicable.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, SunTrust Bank, a banking corporation organized and existing under the laws of the State of Georgia, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Atlanta and the State of Georgia, on the 27th day of April, 2004.

SUNTRUST BANK
By:	/s/ GEORGE HOGAN George Hogan Vice President

3

EXHIBIT INDEX

(6)
The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939.

4

QuickLinks

  Item 1. General Information. Furnish the following information as to the trustee
  Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.
  Items 3-12. NO RESPONSES ARE INCLUDED FOR ITEMS 3 THROUGH AND INCLUDING 12.
  Item 13. Defaults by the Obligor.
  Items 14-15. NO RESPONSES ARE INCLUDED FOR ITEMS 14 AND 15.
  Item 16. List of Exhibits.
SIGNATURE
EXHIBIT INDEX